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                                                                       Exhibit 2

(INDUSTRY CANADA LOGO)    Industrie Canada

CERTIFICATE OF AMENDMENT           CERTIFICAT DE MODIFICATION

CANADA BUSINESS CORPORATIONS ACT   LOI CANADIENNE SUR
                                   LES SOCIETES PAR ACTIONS

CANWEST GLOBAL COMMUNICATIONS CORP.                    273746-9

______________________________________________         ________________________________________
Name of corporation-Denomination de la societe         Corporation number-Numero de la societe

I hereby certify that the articles of the              Je certifie que les statuts de la
above-named corporation were amended:                  societe susmentionnee ont ete modifies:

a)   under section 13 of the Canada Business     [ ]   a)   en vertu de l'article 13 de la Loi
     Corporations Act in accordance with the                canadienne sur les societes par
     attached notice;                                       actions, conformement a l'avis
                                                            ci-joint;

b)   under section 27 of the Canada Business     [X]   b)   en vertu de l'article 27 de la Loi
     Corporations Act as set out in the                     canadienne sur les societes par
     attached articles of amendment                         actions, tel qu'il est indique dans
     designating a series of shares;                        les clauses modificatrices
                                                            ci-jointes designant une serie
                                                            d'actions;

c)   under section 179 of the Canada Business    [ ]   c)   en vertu de l'article 179 de la Loi
     Corporations Act as set out in the                     canadienne sur les societes par
     attached articles of amendment;                        actions, tel qu'il est indique dans
                                                            les clauses modificatrices
                                                            ci-jointes;

d)   under section 191 of the Canada Business    [ ]   d)   en vertu de l'article 191 de la Loi
     Corporations Act as set out in the                     canadienne sur les societes par
     attached articles of reorganization;                   actions, tel qu'il est indique dans
                                                            les clauses de reorganisation
                                                            ci-jointes;


/s/ Illegible                                            NOVEMBER 3, 2000 / LE 3 NOVEMBRE 2000
----------------------------------------
Director - Directeur                                   Date of Amendment - Date de modification
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(CANADA LOGO)

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
(INDUSTRY CANADA LOGO)    Industrie Canada                   FORM 4                 FORMULE 4
                                                       ARTICLES OF AMENDMENT   CLAUSES MODIFICATRICES
       Canada Business    Loi canadienne sur            (SECTION 27 OR 177)     (ARTICLES 27 OU 177)
       Corporations Act   les societes par actions

1 - Name of corporation - Denomination de la societe   2 - Corporation No. - No de la societe

     CANWEST GLOBAL COMMUNICATIONS CORP.                    2737469

3 - The articles of the above-named corporation are    Les statuts de la societe mentionnee ci-dessus
    amended as follows:                                sont modifies de la facon suivante:

     See attached Schedule A
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
Date               Signature                    Title-Titre
----               ---------                    -----------


November 2, 2000   /s/ Illegible                Chief Financial Officer and
                   --------------------------   Vice-President, Finance

                                                FOR DEPARTMENTAL USE ONLY - A L'USAGE DU
                                                MINISTERE SEULEMENT
                                                Filed - Deposee
                                                November 3, 2000

(CANADA LOGO)                                                      IC 3089(2/96)

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                                   SCHEDULE A

                              ARTICLES OF AMENDMENT

                       CANWEST GLOBAL COMMUNICATIONS CORP.

3 - The Articles of the above named corporation are amended as follows:

To create the first series of Preference Shares which shall consist of an unlimited number of shares designated as Series 1 Preference Shares and shall, in addition to the rights, privileges, restrictions and conditions attaching to the Preference Shares as a class, have the following rights, privileges, restrictions and conditions attaching thereto:

SERIES 1 PREFERENCE SHARES

1.   DEFINITIONS

Unless otherwise defined, capitalized terms in the Series 1 Preference Share provisions shall have the meanings assigned to them in Schedule II of the Corporation's Articles.

2.   DIVIDENDS AND DISTRIBUTIONS

The holders of the Series 1 Preference Shares shall not be entitled to any dividends or distributions from the Corporation, provided that if the Board of Directors declares a stock dividend payable in a specified number of Multiple Voting Shares, Non-Voting Shares or Subordinate Voting Shares, a stock dividend of 0.15 Non-Voting Shares multiplied by that specific number, for each Series 1 Preference Share then outstanding shall be declared contemporaneously and paid to the holders of Series 1 Preference Shares at the same time, provided that, in the event the Corporation shall declare any dividend or make any distribution on any of the shares of the Corporation, which would materially adversely affect the rights of the holders of the Series 1 Preference Shares, then the Board of Directors shall take such action as it may in its sole discretion, exercised in good faith, determine to be fair and equitable in the circumstances to the holders of the Series 1 Preference Shares.

3.   VOTING RIGHT

     (a)  Right

     The holders of Series 1 Preference Shares shall be entitled to receive notice of and to attend all meetings of shareholders of the Corporation and to vote thereat, except meetings at which only holders of a specified class of shares or specified series of shares (other than Series 1 Preference Shares) are entitled to vote. Subject to subsection 3(b), at all meetings of which notice must be given to the holders of the Series 1 Preference Shares, each holder of Series 1 Preference Shares shall be entitled to 19 votes in respect of each Series 1 Preference Share held by such holder, provided that in no event shall the aggregate number of votes attached to outstanding Series 1 Preference Shares entitle the holders of the Series 1 Preference Shares in aggregate to more than 33.33% (or such lesser or greater percentage which is the maximum percentage of ownership by a non-Canadian of a parent corporation whose subsidiary holds a broadcasting licence in

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     Canada permitted, from time to time, by order pursuant to subsection 26(1)
     of the Broadcasting Act) of all votes attached to the Voting Shares and the number of votes that holders of Series 1 Preference Shares shall be entitled to in respect of each Series 1 Preference Share held by such holders shall be reduced accordingly on a pro rata basis.

     (b)  Election of Series 1 Preference Share Directors

     If more than 1.35 million Series 1 Preference Shares are outstanding, for purposes only of voting for the election of two (2) of the directors of the Corporation, in lieu of the right to cast 19 votes per Series 1 Preference Share, the holders of Series 1 Preference Shares shall be entitled to that many votes per Series 1 Preference Share as would permit the Series 1 Preference Shareholders as a group to cast 50.0001 percent of the total votes attributed to all shares of the Corporation. If more than 900,000 Series 1 Preference Shares are outstanding, for purposes only of voting for the election of one (1) of the directors of the Corporation, in lieu of the right to cast 19 votes per Series 1 Preference Share, the holders of Series 1 Preference Shares shall be entitled to that many votes per Series 1 Preference Share as would permit the Series 1 Preference Shareholders as a group to cast 50.0001 percent of the total votes attributed to all voting Shares of the Corporation. A director elected by the Series 1 Preference Shareholders exercising their right to vote under this clause 3(b) is herein a "Series 1 Preference Share Directors".

     (c)  Vacancy

     Where there are two Series 1 Preference Share Directors, any vacancy occurring among the Series 1 Preference Share Directors may be filled by the remaining Series 1 Preference Share Director. If there is a vacancy among the Series 1 Preference Share Directors and there is no remaining Series 1 Preference Share Director, the vacancy or vacancies, as the case may be, shall be filled by the Chairman after consultation with the holders of the Series 1 Preference Shares.

     (d)  Termination of Right to Elect Series 1 Preference Share Director

     Notwithstanding anything contained in the articles or by-laws of the Corporation, upon any termination of the right of the holders of the Series 1 Preference Shares to additional votes attaching to the Series I Preference Shares for purposes of voting for the election of Series 1 Preference Share Directors as provided in subparagraph 3(b), the term of office of the Series 1 Preference Share Director shall terminate upon the election of new directors at the next annual meeting of shareholders or at a special meeting of shareholders which may be held for the purpose of electing directors after such termination.

     (e)  Subdivision or Consolidation

     None of the Multiple Voting Shares or the Subordinate Voting Shares will be subdivided, consolidated, reclassified or otherwise changed unless contemporaneously therewith the Series 1 Preference Shares are subdivided, consolidated, reclassified or otherwise changed in the same proportion or in the same manner.

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4.   LIQUIDATION, DISSOLUTION OR WINDING-UP

In the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, the holders of the Series 1 Preference Shares shall not be entitled to share in any distribution of the property or assets of the Corporation.

5.   CONVERSION OF SERIES 1 PREFERENCE SHARES AT ANY TIME

     (a)  Conversion Right

     A holder of Series 1 Preference Shares has the right, at the holder's option, at any time to convert all or a part of such holder's Series 1 Preference Shares into (i) fully paid and non-assessable Subordinate Voting Shares on the basis of .15 of a Subordinate Voting Share for each Series 1 Preference Share so converted, provided, at the time of such conversion, the holder is a Canadian holder, or (ii) fully paid and non-assessable Non-Voting Shares on the basis of .15 of a Non-Voting Share for each Series 1 Preference Share.

     (b)  Conversion Procedure

     The conversion right provided for in subparagraph 5(a) of this paragraph may be exercised by notice in writing given to the Corporation at its registered office and to the transfer agent(s) from time to time for the Multiple Voting Shares, the Subordinate Voting Shares and the Non-Voting Shares (the "Transfer Agent"), accompanied by the certificate or certificates representing the Series 1 Preference Shares in respect of which the holder thereof desires to exercise such right of conversion. Such notice must be signed by the holder or its duly authorized attorney and must specify the number of Series 1 Preference Shares which the holder desires to have converted. If less than all the Series 1 Preference Shares represented by any certificate or certificates accompanying any such notice are to be converted, the holder will be entitled to receive, at the expense of the Corporation, a new certificate representing the Series 1 Preference Shares comprised in the certificate or certificates surrendered as aforesaid which are not to be converted. On any conversion of Series 1 Preference Shares, the share certificates representing the Subordinate Voting Shares or Non-Voting Shares resulting therefrom will be issued in the name of the holder of the Series 1 Preference Shares converted or, subject to payment by the holder of any stock transfer or other applicable taxes, in the name of such person as the holder may direct in writing, provided that the case of a conversion into Subordinate Voting Shares such person furnishes the Transfer Agent with a declaration referred to in paragraph 7(a) of Schedule I of the Corporation's Articles. The right of a holder of Series 1 Preference Shares to convert the same into Subordinate Voting Shares or Non-Voting Shares will be deemed to have been exercised, and the holder of Series 1 Preference Shares to be converted (or any person in whose name such holder of Series 1 Preference Shares will have directed certificates representing Subordinate Voting Shares or Non-Voting Shares to be issued) will be deemed to have become a holder of Subordinate Voting Shares or Non-Voting Shares, as the case may be, of record for all purposes on the date of surrender of the certificate representing the Series 1 Preference Shares to be converted accompanied by notice in writing as referred to above, notwithstanding any delay in the delivery of the certificate representing the Subordinate Voting Shares of Non-Voting Shares into which such Series 1 Preference

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     Shares have been converted provided, in the case of a conversion into
     Subordinate Voting Shares, that the holder has delivered a declaration referred to in paragraph 7(a) of Schedule I of the Corporation's Articles if such declaration has been requested by the Corporation prior to the issuance of the certificates evidencing the Subordinate Voting Shares.

6.   DISSENT RIGHTS

The holders of Series 1 Preference Shares shall not be entitled to vote separately as a class, and shall not be entitled to dissent, upon a proposal to amend the articles of the Corporation to:

          (i) increase any maximum number of authorized shares of a class or series of a class having rights or privileges equal or superior to the Series 1 Preference Shares; or

          (ii) create a new class or series of a class of shares equal or superior to the Series 1 Preference Shares.